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WRITER'S DIRECT NUMBER:

(212) 848-7205

MAR 29 2004

March 8, 2004



BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the notice of the Minutes of the 3rd Ordinary Shareholders' Meeting that was held on March 26, 2004, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

Ana Claudia Silva
Associate

dlw 4/5

Telefónica

# TELEFÔNICA DATA BRASIL HOLDING S.A.

## The Minutes of the 3rd Ordinary General Shareholders' Meeting

## March 26, 2004 (04 pages)

For more information, contact:

Charles E. Allen
TDBH, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil, March 26, 2004) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Minutes of the 3rd Ordinary General Shareholders' Meeting held on March 26, 2004

**1. Date, Time and Venue of the Meeting**: March 26, 2004, at 11:00 hours, at the Company headquarters located at Avenida Brigadeiro Faria Lima, 1188, auditorium, in the Capital of the State of São Paulo.

**2. Call Notice**: The meeting was called upon publication of first call notice in the newspapers Official Gazette of the State of São Paulo, issues of March 05, 06 and 09, 2004 and "Valor Econômico" newspaper, issues of March 05, 08 and 09, 2004 with the following agenda: 1) Be posted by the Managers on the results, assess, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2003; 2) Deliberate on the allocation of the results of the fiscal year 2003; 3) Appoint the members of the Board of Directors; 4) Appoint the members of the Audit Committee; and 5) Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

**3. Attendants**: The shareholders of the Company representing more than 2/3 (two thirds) of its voting capital were present thus reaching the legal quorum to install and to deliberate the subjects in the agenda, in conformity with the records and signatures in the Shareholders Attendance Register No. 1, pages 08, 08-overleaf, 09, 09-overleaf, 10 and 10-overleaf. Were also present, in accordance with the terms of the article 134, 1st paragraph of the law #6404/76, the representatives of the independent auditors, Mr. Maurício Pires Resende and Mr. Fábio Antonio Pereira, the representative of the Audit Committee, Ms. Suely Valério Pinoti and Mr. Gilmar Roberto Pereira Camurra, vice-president of the Company.

**4. Presiding Officers**: Mr. Gilmar Roberto Pereira Camurra – Chairman and Mr. João Paulo Rossi Júlio – Secretary.

**Resolutions**: Starting the meeting, the Chairman clarified that the minutes of the meeting would be prepared as a summary of the events, containing only the transcription of the deliberations, as allowed by article 130, paragraph 1, of the Corporate Law and informed that the documents or proposals, declarations of vote or dissents regarding the subjects to be deliberated shall be submitted in written form to the Presiding Officers and for this purpose would be received by the Secretary of the Meeting.

Thus, regarding the item (1) of the Agenda, the President informed that the documentation referring to the rendering of accounts by the management was at the disposal of the shareholders, including the Annual Report and the individual and consolidated Financial

Statements, duly accompanied by the Report of Independent Auditors and the Report of the Audit Committee and the Proposal the Allocation of the Results of Operations, all referring to the fiscal year ended December 31, 2003. Following suit, it was proposed to waive the reading of said documents, duly accepted, once the present shareholders were fully aware of the contents, which had been fully published in the Official Gazette of the State of São Paulo and "Valor Econômico" on February 18, 2004, following the current legislation. The topic of item (1) of the Agenda was presented for discussion and subsequent voting, with the abstention of those legally impaired, and was unanimously approved by the present shareholders. With the abstention of voting from "G.A.S. – Fundo de Investimento em Ações", the Annual Report and the individual and consolidated Financial Statements, duly accompanied by the Report of the Independent Auditors and the Report of the Audit Committee (all referring to the fiscal year ended December 31, 2002) were approved by the present shareholders, without any restriction or reserve.

Moving to the item (2) of the Agenda concerning the allocation of the results of the operations regarding the fiscal year 2003, the documents were put at the disposal of the shareholders and after reading its content, the Proposal from the Management was fully approved by unanimous voting of the present shareholders, without any restriction or comments, with the abstention of voting from "G.A.S. – Fundo de Investimento em Ações". It was deliberated that the Net Loss of the Year, amounting R$41,557,553.35 (forty one million, five hundred and fifty seven thousand, five hundred and fifty three reais and thirty five cents) shall be accounted for in the Retained Losses account, and the Legal Reserve will not be constituted, according to the article 193 of the Law 6,404/76, neither the provision for dividend payment.

As regards the item (3) of the Agenda, about the election of the members of the Board of Directors, after proceeding with the indications and the counting of votes, it was elected by the preferred shareholders, in separated voting, in accordance with the Bylaws, with the abstention of the controlling shareholder, Mr. **Cláudio José Carvalho de Andrade**, Brazilian, married, business administrator, holder of identity card RG #4.408.508 SSP/SP, with CPF/MF #595.998.045-20, resident at Rua Dom Armando Lombardi 800, ap. C2V, in the Capital of the State of São Paulo.

Afterward, it was elected by the majority of the common shareholders votes: Mr. **Eduardo Fernando Caride**, Argentinian, married, business administrator, holder of passport # 12093391N, resident in the city of Madrid, Spain, commercial address at Rua Francisco Silvela 42, 5th floor, 28028; Mr. **Fernando Xavier Ferreira**, Brazilian, married, with studies of engineering, holder of identify card RG # 585.363 SSP/SP, with CPF/MF # 142.144.239-68, resident in the city of Curitiba, state of Paraná, commercial address at Rua Martiniano de Carvalho 851, 21st floor, São Paulo, SP; Mr. **Manoel Luiz Ferrão de Amorim**, Brazilian, married, with studies of engineering, holder of identity card RG #049.285.750 IFP/RJ, with CPF/MF # 509.274.777-34, commercial address at Rua Martiniano de Carvalho 851, 21st floor, São Paulo – SP; Mr. **Roberto José Maris de Medeiros**, Brazilian, married, with studies of engineering, holder of identity card # 3.654.133/IFP-RJ, with CPF/MF # 664.054.677-91; commercial address at Av. Brigadeiro Faria Lima 1188, 14th floor, São Paulo – SP; Mr. **Javier Nadal Ariño**, Spanish, married, with studies of telecommunications engineer, holder of identity card RNE # V227701-V, with CPF/MF # 217.432.498-96, commercial address at Gran Vía 28, Madrid, Spain; Mr. **Antonio Pedro de Carvalho Viana-Baptista**, who also signs as **Antonio Viana-Baptista**, Portuguese, married, economist, holder of identity card RNE V286771-G, with CPF/MF # 142.144.239-68; Mr. **Juan Carlos Ros Brugueras**, Spanish, single, lawyer, holder of passport # 46115906, commercial address at Gran Vía 28, 7th floor, Madrid, Spain; Mr. **Bernardo Quinn**, Austrian, with studies of engineering, married, holder of passport # H04547158 as well as the Argentinian passport # 17811580, commercial address at Francisco Silvela 42, 4th floor, Madrid, Spain, all of them with mandate expiring in the Ordinary General Shareholders' Meeting of 2007.

The item (4) of the agenda, about the election of the members of Audit Committee, after the indications duly received by the Presiding Officers and the counting of votes, the following persons were elected members of the Audit Committee of the Company: (a) by the majority of preferred shareholders without the voting right, in separate voting, with the abstention from voting of the Controlling Shareholder was elected, as effective member Mr. **Márcio Luciano Mancini**, Brazilian, single, business administrator, holder of identity card RG #24.458.714-0, with CPF/MF # 268.791.478-95, resident in the city of Campinas, State of São Paulo, commercial address at Rua Ana Teles Alves de Lima 106, Campinas – SP and as a deputy member Mr. **Daniel Vidal de Almeida**, Brazilian, single, accountant, holder of identity card RG # 8336914 SSP/MG, with CPF# 013.802.237-25, resident in the Capital of the State of Rio de Janeiro, residential address at Rua Alceu Amoroso Lima 105/203, Barra de Tijuca, Rio de Janeiro, RJ; and considering that the minority shareholders of voting shares do not have the minimum percentage required by law to appoint a member of the Audit Committee, (b) the other voting Shareholders elected as effective members: Mr. **Norair Ferreira do Carmo**, Brazilian, married, accountant, holder of identity card RG # 16.220.475 SSP/SP, with CPF # 054.307.008-51, commercial address at Rua Martiniano de Carvalho 851, 17th floor, São Paulo, SP; Mrs. **Suely Valério Pinotti**, Brazilian, married, lawyer, registered in the OAB/SP under # 35.313, holder of identity card RG # 3.012.263-6 SSP/SP, with CPF/MF # 649.025.798-04, resident in Avenida Moaci 2019, São Paulo, SP; and Mr. **Ademir José Mallmann**, Brazilian, married, accountant, holder of identity card RG # 500.374.652-5 SSP/PR, with CPF #263.873.010-68, commercial address at Rua Martiniano de Carvalho 851, 17th floor, São Paulo, SP; and as deputy members, respectively: Mr. **Cleuton Augusto Alves**, Brazilian, married, accountant, holder of identity card RG # 674.786 SSP/DF, with CPF/MF #239.615.461-34, resident in the Capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93, São Paulo – SP; Mr. **Milton Shigueo Takarada**, Brazilian, married, accountant, holder of identity card RG # 12.721.407-0 SSP/SP, with CPF/MF # 011.319.328-97, resident in the Capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93; and, Mr. **Oswaldo Vieira da Luz**, Brazilian, married, accountant, holder of identity card RG # 6.557.989 SSP/SP, with CPF/MF # 810.805.308-00, resident in the Capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93, São Paulo – SP. All the Audit Committee Members now elected shall have the term of office beginning at the present date and expiring at the date of the Ordinary General Shareholders' Meeting of 2005. It was also recorded that none of those elected where legally impaired to take office.

The item (5) of the Agenda, concerning the definition of the remuneration of the Executive Management and the members of the Board of Directors and the Audit Committee, it was unanimously approved, with the abstention of those legally impaired, that the annual global remuneration of the Executive Management and the Board of Directors shall be fixed in R$126,000 (one hundred twenty six thousand reais), being the Board of Directors' duty to distribute it among its members and members of the Executive Management. It was also unanimously approved, with the abstention of those legally impaired, that the remuneration of the members of the Audit Committee shall be equivalent to 10% (ten percent) of the average granted to each member of the Executive Management, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation), on the terms of the disposition of the 3rd paragraph of the article 162 of the Law #6,404/76.

**Closing of the meeting:** The President opened the floor to the shareholders and since there was no manifestation, he closed the meeting. The present minutes were drawn up as a summary, according the paragraph 1st of the article 130 of the Law 6,404/76. After the meeting, the minute was read and then approved and signed by the shareholders present.

São Paulo, March 26, 2004.

Signatures
Gilmar Roberto Pereira Camurra – President
João Paulo Rossi Júlio - Secretary

Represented by Mr. Pedro Riviere Torrado
TELEFÔNICA DATA DO BRASIL LTDA.
TELEFONICA INTERNACIONAL S.A.
TELEFÓNICA S.A.

Represented by Ms. Virgínia Luzia de Souza Romano
HEDGING-GRIFFO CORRETORA DE VALORES S.A.
HEDGING-GRIFFO ASSET MANAGEMENT LTDA
HEDGING-GRIFFO VERDE 14 – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO VERDE – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO TOP – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING- GRIFFO STAR – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO MASTER – FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO CARTEIRA ADMINISTRADA – REAL FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO CARTEIRA ADMINISTRADA – CAMBIAL FUNDO DE INVESTIMENTO FINANCEIRO
CAMINO FUNDO DE INVESTIMENTO EM AÇÕES
HG PILAR FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO RAPHAEL – FUNDO DE INVESTIMENTO EM TÍTULOS E VALORES MOBILIÁRIOS
HEDGING-GRIFFO SAKURA FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO TURBUS – FUNDO DE INVESTIMENTO FINANCEIRO
HG PRIVATE FUNDO DE INVESTIMENTO FINANCEIRO
GAMA HG FUND LLC
GREEN HG FUND LLC
G.A.S. – FUNDO DE INVESTIMENTO EM AÇÕES
HG HIPER–FUNDO DE INVESTIMENTO FINANCEIRO
HEDGING-GRIFFO MEGA HOPE FUNDO DE INVESTIMENTO EM TÍTULOS E VALORES MOBILIÁRIOS
HEDGING-GRIFFO BETA 14 – FUNDO DE INVESTIMENTO EM VALORES MOBILIÁRIOS
HEDGING-GRIFFO ASSET MANAGEMENT LTDA.
HG GLOBAL MACRO MASTER FUND, LP.

Represented by Mr. Daniel Alves Ferreira
PHILIPS ELECTRONICS NORTH AMERICA CORPORATION MASTER RETIREMENT TRUST
THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH (U.S.A.)
CAPITAL INTERNATIONAL EMERGING MARKETS FUND

Maurício Pires Resende - representative of the Independent Auditors

Fábio Antônio Pereira – representative of the Independent Auditors

Suely Valério Pinoti – Audit Committee member

AMADEU ZAMBONI NETO